UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42482

DECENT HOLDING INC.

4th Floor & 5th Floor North Zone, Dingxin Building

No. 106 Aokema Avenue,

Laishan District, Yantai, Shandong Province

People’s Republic of China 264003

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On May 21, 2026, Decent Holding Inc. (the “Company”), a Cayman Islands exempted company, entered into a share subscription agreement (the “Subscription Agreement”) with Dingxin Sun, the Chairman of the Company. Pursuant to the terms of the Subscription Agreement, Mr. Sun purchased 400,000 Class B ordinary shares from the Company at a purchase price of $2.00 per share. The transaction closed on June 1, 2026. A copy of the Subscription Agreement is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Following the closing of the transaction, Mr. Sun beneficially owns, directly or indirectly through Decent Limited, 321,040 Class A ordinary shares and 600,000 Class B ordinary shares of the Company, representing approximately 90.5% of the total voting power of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Decent Holding Inc.

Date: June 1, 2026	By:	/s/ Haicheng Xu
	Name:	Haicheng Xu
	Title:	Chief Executive Officer

Exhibit Index

Exhibit No.	Description
10.1	Share Subscription Letter, dated May 21, 2026

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